FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents,

which are attached hereto and incorporated by reference herein:

1. Oxalys Technologies Chooses Magic Software’s uniPaaS RIA Solution

PRESS RELEASE

Oxalys Technologies Chooses Magic Software’s uniPaaS RIA Solution

Oxalys Technologies will use uniPaaS RIA to develop and deploy its customers’ ePurchasing solutions on the Cloud

Or Yehuda, Israel, March 29, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise enabled application platforms and business integration solutions, today announced that Oxalys Technologies, a French e-Purchasing, stock and e-Procurement solutions independent software vendor (ISV), chose Magic Software’s uniPaaS application platform to develop new business applications. Oxalys decided to continue its long association with Magic Software because of the superior Rich Internet Application (RIA) development and deployment capabilities of uniPaaS.

Oxalys Technologies will use Magic Software’s uniPaaS RIA solution to develop and deploy applications for automating and processing their key e-Purchasing tasks.

 “We have been using Magic Software's products for many years and we always found them reliable, portable and easy to maintain,” said Victor Antunes, CTO of Oxalys Technologies. “We chose the uniPaaS RIA solution because it enables us to satisfy the growing demand of our customers to deploy their business applications in SaaS mode or in the cloud. Furthermore, uniPaaS lets them deploy their applications on mobile devices without the need to write extensive code.”

 “By enabling ISVs to deliver both traditional client/server applications as well as web and mobile applications from the same single development effort, uniPaaS technology helps them generate new business, while still giving an excellent level of support to their existing customer base,” said Eric Choppe, Managing Director of Magic Software for Southern Europe. “Oxalys Technologies is a perfect example of an ISV who, thanks to uniPaaS technology, has taken advantage of all web-enabled solutions to sustain and grow its footprint in the market.”

About Oxalys Technologies

Based in France, Oxalys Technologies is an ISV with solutions deployed in more than 15 countries. Oxalys Technologies pioneered the development of automated e-Purchasing solutions with the

i-PADE software suite. Oxalys Technologies has been instrumental in supporting and managing the functional and technological evolutions of diverse purchasing departments for over 20 years. The company is now the market leader in the field of RIA e-Purchasing solutions. In addition, Oxalys Technologies also offers i-SALTO, a RIA-based comprehensive software suite designed for the management of associations and training institutions. For more information, visit www.oxalys.fr

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.
Magic is the trademark of Magic Software Enterprises Ltd.

Press contacts:

Tania Amar

Magic Software Enterprises

Tel: +972 (0)3 538 9300

Email: tania@magicsoftware.com

Françoise Fouquet

Symphony Communication

Tel: +33 (0)1 30 64 14 20

Email: ffouquet@symphony-communication.fr

Laurent Guillot

Oxalys Technologies

Tel: +33 (0)1 46 99 18 28

Email: lg@oxalys.fr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Oxalys Technologies Chooses Magic Software’s uniPaaS RIA Solution

Exhibit 10.1